200 East Randolph Drive
Chicago, Illinois 60601
James S. Rowe
To Call Writer Directly:	312 861-2000
312 861-2191		Facsimile:
jrowe@kirkland.com	www.kirkland.com	312 861-2200
June 6, 2007
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Anne Nguyen Parker
Jason Wynn
Karl Hiller
Lily Dang

Re:	Horsehead Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1
File Number 333-142113
Ladies and Gentlemen:
     Horsehead Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 (the “Amendment”) to its Registration Statement, file number 333-142113 on Form S-1 (as amended, the “Registration Statement”).
     On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the Commission (the “Staff”) to the Company dated May 10, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-1 originally filed by the Company with the Commission on April 13, 2007. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission
June 6, 2007

Registration Statement on Form S-1
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.
     In response to the Staff’s comment, we have made corresponding changes, where appropriate, to all disclosure to which a comment relates.
2.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted exhibits, including the legal opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.
     We have provided updated disclosure in this Amendment, including current financial information, as well as discussion of both the recent approval by the FERC of the Company’s April 2007 share repurchases and its application to list its common stock on NASDAQ. In response to the Staff’s comment, we have included in this Amendment Exhibit 5.1, and we additionally confirm that the Company does not expect to include any additional artwork or graphics in the prospectus.
3.	While we note that your registration statement registers the resale of common stock by selling shareholders and that there is currently no market for your common stock, you must nonetheless indicate the price at which the securities will be offered. See Schedule A (16) of the Securities Act. Revise your prospectus cover page and plan of distribution section to indicate that the selling security holders will sell at a stated, fixed price until, if applicable, the securities are quoted on The Nasdaq Global Market or an exchange and, thereafter, at prevailing market prices or privately negotiated prices.

In this regard, we note reference on page 6 to the private placement of 13,973,862 shares of your common stock at a price to investors of $13.50.
     The Company has submitted an application to list its common stock on NASDAQ. We expect that the Company’s shares of common stock would be quoted on NASDAQ concurrent with the effectiveness of the Registration Statement. We have revised the cover page and page 107 of the prospectus in response to the Staff’s comment and to reflect the Company’s filing of its NASDAQ application.
Prospectus Summary, page 1
4.	Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

Securities and Exchange Commission
June 6, 2007

•	Eliminate the suggestion that you only “highlight” “key” information.

•	If you retain any claims of leadership such as your belief that you are “largest refiner of zinc oxide and Prime Western, or PW, zinc metal in North America,” briefly explain in context how leadership is defined for these purposes and provide us with supplemental objective support for the claims.

•	Similarly, other disclosure requiring independent support are your beliefs that you are also “the largest North American recycler of electric arc furnace, or EAF, dust, a hazardous waste produced by the steel mini-mill manufacturing process,” as well as “the largest producer of PW zinc in North America.” To avoid excess detail in the summary section, where practicable later in the prospectus, supplement all such language with quantifiable data based on objective sources. Unless you can provide us with objective support for such statements, these assertions are not appropriate.

•	Define terms the first time they are used, such as Prime Western zinc and “Six Sigma.”

•	Eliminate repetitive disclosure. For example, you repeat leadership claims and your purported reputation throughout the summary.
     In response to the Staff’s comment, we have attached as Annex A to this letter an excerpt from the Chemical Economic Handbook, Zinc Chemicals, dated March 2007, the U.S. Geological Survey 2005 Minerals Yearbook and the U.S. Geological Survey 2003 Minerals Yearbook. The excerpt from the Chemical Economic Handbook, Zinc Chemicals, cites the Company as the United States’ largest producer of zinc oxide and as the processor of nearly 60% of the EAF dust generated in the United States. Table 5 on page 84.8 of the U.S. Geological Survey 2005 Minerals Yearbook shows the total “Other” refined zinc production in the United States, of which the Company’s production consumes a majority. Table 6 on page 84.8 of the U.S. Geological Survey 2005 Minerals Yearbook and Table 6 on page 84.7 of the U.S. Geological Survey 2003 Minerals Yearbook show the capacities of the largest zinc refiners in the United States, and although the Company’s revenues are improperly not listed, based on its capacity, it is the largest refiner of zinc in the United States. Page 84.2 of the U.S. Geological Survey 2003 Minerals Yearbook states that the Company’s predecessor operated the largest zinc recycling facility in the United States. We have also revised the disclosure throughout the prospectus in response to the Staff’s comments. See, for example, pages 1—4 and 43—46 of the prospectus.
5.	The disclosure under “Competitive Strengths” and “Business Strategy” duplicates what appears on pages 43-45. This section should summarize rather than repeat disclosure that appears elsewhere. Revise accordingly.
     We have revised the prospectus Summary in response to the Staff’s comment. See pages 2—4 of the prospectus.
6.	In this section, you have discussed at length the positive aspects of your history, such as your operation in the zinc industry for more than 150 years and that you have supplied zinc oxide to eight of your current ten largest zinc oxide customers for over ten years. Please provide balancing disclosure to include all aspects of your history. For example, discuss your predecessor’s filing of Chapter 11 bankruptcy protection in 2002. In your discussion here, provide adequate details of the bankruptcy, such as addressing the relationship between management of the reorganized company and HII, the reasons HII went into bankruptcy and whether the issues that caused the bankruptcy have been fully resolved.

Securities and Exchange Commission
June 6, 2007

     We have revised the disclosure in the Summary to provide more balanced disclosure of the Company’s history, including a discussion of the Company’s bankruptcy, in response to the Staff’s comment. See pages 3—4 of the prospectus.
7.	Balance the positive aspects of your business with a discussion of the more significant risks and limitations that could harm your business or inhibit your strategic plans, such as the highly cyclical nature of the metals industry and the intense competition you face from regional, national and global companies in each of the markets you serve. In your revision, please be sure that the risks discussed are equivalent in scope and specificity to the strengths and business strategies included in this section. A mere cross-reference to the “Risk Factors” section will not be sufficient.

Further, in this regard, the summary should be shortened by eliminating disclosure that is better suited for the business section. For instance, please move your discussion of the industry out of the summary.
     We have revised the disclosure in the Summary in response to the Staff’s comment. See pages 3—4 of the prospectus.
8.	We note that the US. Environmental Protection Agency designated your recycling process as the “Best Demonstrated Available Technology” in the area of high-temperature metals recovery related to the processing of EAF dust. Please provide us with objective documentation supporting this designation. We may have further comment.
     In response to the Staff’s comment, we have attached as Annex B to this letter an excerpt from the Federal Register in which the Environmental Protection Agency identifies the performance of high temperature metals recovery, or HTMR, processes as a Best Demonstrated Available Technology, or BDAT, for the treatment of Electric Arc Furnace Dust.
9.	We note your statement that “current industry analysts forecast that continued growth in global demand and historically low zinc stocks will cause these favorable zinc market conditions to continue through 2007.” Please identify these industry analysts and provide us with a copy of this forecast.
     In response to the Staff’s comment, we have attached as Annex C to this letter a report from the Brook Hunt Zinc Metal Service, dated January 2007. In addition, the data from CRU on page 38 of the prospectus supports the statement referenced in the Staff’s comment.
10.	Please provide the basis for your belief that your recycling operations will continue to grow by approximately 2-3% per year through 2010 and that steel mini-mill operators increasingly will rely on recyclers rather than landfills to manage this increased output.
     The Steel Manufacturers Association has reported that steel production from electric arc furnace operations has been increasing steadily as a percentage of total steel production over the past three decades. In addition, the Company’s management continues to monitor its EAF dust recycling customer base, and is aware of several electric furnace shops in the U.S. that are either

Securities and Exchange Commission
June 6, 2007

under construction or that have recently begun production while at the same time non-EAF production capacity has been declining. In addition, the Company has identified several existing producers that have recently updated their dust collection systems in order to reduce emissions, resulting in increased levels of EAF dust from the same level of steel production. The Company believes that both of these factors will result in an annual increase in EAF dust generation of approximately 2-3%. The Company believes that there will continue to be constraints in landfill availability, and that EAF dust recycling will continue to have the attractive aspects described in the prospectus (i.e., conversion into saleable products and thus less exposure to environmental liabilities), both of which will result in increased EAF dust recycling.
Industry Overview, page 5
11.	Please provide us with objective support for your conclusion that zinc metal is the fourth most commonly used metal in the world, after iron, aluminum and copper.
     In response to the Staff’s comment, we have attached as Annex D to this letter relevant support information from the U.S. Department of the Interior’s U.S. Geological Survey.
12.	With respect to your table detailing zinc consumption for the past five years and consensus forecasts as of February 2007, as compiled by CRU International, Inc., please tell us whether the source of this information is publicly available without cost or at a nominal expense. This applies to the information set forth in other places of your prospectus as well, such as page 40. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.
     All of the industry information cited in the prospectus, including the table cited in the Staff’s comment, was derived from publicly available information available at either no cost or for nominal subscription fees. Therefore, the Company believes that consents are not required to be obtained or filed with respect to the inclusion of the relevant data.
Recent Developments, page 6
13.	We note that all proceeds of the private placement you completed on April 12, 2007 were placed into escrow pending authorization by the U.S. Federal Energy Regulatory Commission of your proposed application of the net proceeds. Briefly disclose here or provide a cross-reference to disclosure found elsewhere the details of this pending authorization. For instance, address why it is necessary, how long it is estimated to last, and what specifically is being reviewed. We may have further comment.
     On May 7, 2007, the FERC issued an order approving the Company’s proposed application of the net proceeds from the private placement completed on April 12, 2007. On May 8, 2007, the proceeds from the private placement were released from escrow and the Company completed its planned repurchase of common stock and warrants from the Company’s

Securities and Exchange Commission
June 6, 2007

original equity holders. We have revised the disclosure throughout the prospectus to eliminate references to pending regulatory approval and to describe in detail the transactions completed in April and May of 2007, including the private placement and the temporary placement into escrow of the net proceeds therefrom. See, for example, pages 4, 96—97 and F-12 of the prospectus.
The Offering, page 7
14.	Please expand your disclosure to explain the reasons the 6.2 million shares that you intend to repurchase upon receipt of FERC approval have not been deducted from the number of shares to be outstanding after this offering, and to clarify whether these shares will not otherwise be repurchased.
     We have revised the prospectus to exclude the shares of the Company’s common stock repurchased in May 2007.
15.	Given your issuances of shares in November 2006 and April 2007, and the contingent share, warrant and option repurchases you have identified, it would be helpful to have disclosure showing the pro forma effects of both issuances and those aspects of the arrangement that are pending receipt of FERC approval, for the balance sheet and per share amounts covering the most recently completed fiscal year and subsequent interim period, in the prospectus summary and adjacent to your selected financial data beginning on page 24. Please also disclose the extent to which the warrants and options are fully vested and exercisable, indicate whether you anticipate recognizing any charge against earnings as a result, and clarify how the exercise prices are to be taken into account in determining the repurchase amount.
     The Company’s November 2006 offering and the related share, warrant and option repurchases are reflected in the Company’s historical financial results. The April 2007 offering and the related equity repurchases, although not yet disclosed in the Company’s audited historical financial results, have occurred and are no longer contingent. Because virtually all of the net proceeds in the April 2007 offering were used to repurchase outstanding common stock at the “net” offering price in the April offering (as was the case with respect to the November 2006 offering), the Company believes that the April offering and related application of net proceeds has not had a material impact on its financial results. Accordingly, the Company has not provided full pro forma financial statements, which the Company does not believe would be material to investors. In response to the Staff’s comment, the Company has added footnote disclosure describing the impact of the offering and the related repurchases on its capitalization. See page 18 of the prospectus. Also, the company has disclosed receipt of FERC approval, the completion of the offering and the related repurchase of shares in the notes to the unaudited financial statements for the three month period ended March 31, 2007.
     Additionally, we respectfully advise the Staff that all of the options repurchased in connection with the November 2006 offering and all of the warrants repurchased in connection with the April 2007 offering were fully vested and exercisable at the time of the respective repurchases. We have revised the prospectus in response to the Staff’s comment. Please see

Securities and Exchange Commission
June 6, 2007

pages 4, 34, 64, 69 and 96—97 of the prospectus. As a result, the Company does not anticipate recognizing any charge against earnings with respect to either of such repurchases. Additionally, the repurchase price for any shares, options or warrants repurchased in connection with either the November 2006 or April 2007 offerings was the price at which shares of the Company’s common stock were sold in the respective offering. Warrantholders and optionholders received an amount per share equal to the respective offering price less the exercise price of the option or warrant that was repurchased.
Risk Factors, page 10
16.	Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.
     We have revised the disclosure on pages 8—15 of the prospectus in response to the Staff’s comment.
17.	Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, “We may be adversely impacted by work stoppages and other labor matters,” “We depend on third parties for transportation services” and “We do not have any current plan to pay, and are restricted in our ability to pay, any dividends on our common stock.”
     We have revised the captions in the “Risk Factors” section in response to the Staff’s comment.
18.	It is inappropriate to include “risk factors” that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include “We are exposed to risks associated with acts of God, terrorists and others...,” “Requirements associated with being a public company...” and “If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002...”
     In response to the Staff’s comment, we have removed the three risk factors cited above from the “Risk Factors” section, and we have added disclosure on pages 23—24 in “Management’s Discussion and Analysis” section to discuss the costs associated with the Company’s compliance with public company requirements following its registration of its common stock.
19.	Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin “although” or “while.” Similarly, your reference to market prices for zinc being at historical high during the fourth quarter of 2006 mitigates the risk you discuss. Instead, focus on the underlying risk.
     We have revised the disclosure in the “Risk Factors” section of the prospectus to remove mitigating language in response to the Staff’s comment.

Securities and Exchange Commission
June 6, 2007

We may be adversely impacted by work stoppages and other labor matters., page 12
20.	If you have had any work stoppages and other labor matters that in the past have material adversely affected you, please discuss these.
     The Company has not recently had any work stoppages or other labor matters that materially adversely affected it. In early May 2007, the Company experienced a brief work stoppage at its plant in Palmerton Pennsylvania, as a result of the expiration of a collective bargaining agreement. This stoppage lasted approximately 15 days and had no material impact on our production. Although this stoppage had no material impact, we have revised the disclosure on page 10 of the prospectus to disclose that this stoppage occurred.
Our operations are subject to numerous federal and state statutes..., page 14
21.	If material, please provide expanded disclosure elsewhere to describe the costs associated with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.
     In response to the Staff’s comment, we have revised the referenced risk factor to make clear that the cited risk relating to compliance costs is applicable to possible future changes in governmental regulations, not existing regulations. Because no such proposed regulations are currently expected to be implemented in the near future, we cannot estimate the costs and/or specific effects of those regulations. In addition, we confirm for the Staff that the Company has incurred no material costs relating to the failure to comply with existing laws or regulations.
We depend on the service of key individuals..., page 15
22.	If any of your “key personnel” are not under contract, revise to disclose this and to identify those considered key. Also, if you do not carry key person insurance, disclose this as well. If all key employees are under contract and insured, do not disclose that information in the Risk Factors section as it would mitigate any risk.
     The Company respectfully advises the Staff that all individuals identified as “key personnel” are party to employment contracts with the Company. We have revised the disclosure on page 13 of the prospectus in response to the Staff’s comment relating to key person insurance.
     We do not have any current plan to pay, and are restricted in our ability to pay, any dividends..., page 18
23.	Please revise this risk factor to more accurately describe the risk. For instance, it appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.
     We have revised the disclosure on page 15 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
June 6, 2007

Industry and Market Data, page 19
24.	You are responsible for the accuracy and completeness of all disclosure that appears in your filings with the Commission. If you retain the references to your sources, revise to eliminate any suggestion that the disclosure that appears in your document may be unreliable or another party’s responsibility. Also make clear that you believe all disclosure that appears in your document is accurate and reliable.
     We have revised the disclosure on page 16 of the prospectus in response to the Staff’s comment.
Selected Historical Consolidated Financial and Other Information, page 24
25.	We note you disclose that the consolidated financial statements of your predecessor HII as of and for the periods ended December 31, 2002 and December 23, 2003 contain certain assets and liabilities that were not acquired by you, and that such assets and liabilities were “. . .not subjected to the customary third party valuation approaches and impairment tests commonly used to produce audited financial statements.” You further disclose that the unaudited financial statements as of and for the period ended December 23, 2003 “...do not include any adjustments to reduce the book value of the assets and liabilities” that you purchased to expected realizable fair value.

While the financial statements of your predecessor do not need to be audited to comply with your SEC reporting obligations, because they precede the most recent three year period covered by your financial statements, they should be presented in accordance with U.S. GAAP. The guidance in SFAS 144 pertaining to impairment testing must be followed to comply with GAAP; it is not an auditing standard. Accordingly, please revise your disclosure and selected financial data to reflect your predecessor’s historical financial information on a U.S. GAAP basis. Please also label the columns containing your predecessor data as unaudited, and disclose the extent of and reason for the $28 million “write-down” impacting your earnings in the period subsequent to the acquisition. If you are referring to your purchase price allocation, rather than an impairment charge impacting your earnings, disclose such clarification and replace the term write-down with language that is more descriptive of its nature.

Additionally, disclose the amounts of your predecessor’s assets and liabilities not acquired by you, and the results of operations associated with such assets and liabilities that are reflected in the historical financial information shown for your predecessor for each of the periods presented.
     The Company has reviewed the predecessor financial statements in accordance with SFAS 144 and has reflected an impairment adjustment in those statements. See page 26 of the prospectus. The Company has also labeled the relevant financial information referenced in the Staff’s comment as unaudited. The Company further advises the Staff that the $28 million “write-down” consisted of a purchase price adjustment made by the acquirer of the Company’s

Securities and Exchange Commission
June 6, 2007

Management’s Discussion and Analysis of Financial Condition..., page 26
Overview, page 26
26.	Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to Section III.A. of SEC Release 33-8350 (December 29, 2003) for additional guidance.
     We have added disclosure on page 24 of the prospectus to discuss the material opportunities, challenges and risks on which management is most focused.
27.	You state that “For the periods covered in this discussion and analysis, North American consumption of PW zinc metal (the grade of zinc metal in which we specialize) and zinc oxide (the value-added zinc-based product from which we generate the most net sales on an historical basis) has increased.” The table immediately following this statement, at the top of page 27, does not appear to indicate that there has been a material increase in sales volume from 2004 to 2006. Please reconcile your narrative with the information presented in the table.
     We have revised the relevant disclosure in response to the Staff’s comment. See pages 22—23 of the prospectus.
Results of Operations, page 31
28.	When you attribute changes in significant items to more than one factor or element, break down and quantify the impact of each factor or element. For example, if known or practicable, please break down and quantify the increase in the LME average zinc price which helped drive your sales increase in 2006. For further guidance, please refer to Section III.D of SEC Release 33-6835 (May 18, 1989) (“discussion and quantification of the contribution of two or more factors to such material changes”).
     We have revised the disclosure in the prospectus in response to the Staff’s comment. See pages 29-32 of the prospectus.
Selling, general and administrative expenses, page 32
29.	Please explain the nature of the management services rendered by Sun Capital Partners Management III, LLC for which you incurred management fees.

Securities and Exchange Commission
June 6, 2007

     We have provided additional disclosure on page 34 of the prospectus to explain the nature of the management services rendered by Sun Capital Partners Management III, LLC.
Liquidity and Capital Resources, page 34
30.	Quantify and describe all applicable financial covenants in your debt agreements, and disclose whether you are in compliance with all covenants as of the latest practicable date.
     We have quantified and described on pages 34—35 of the prospectus all applicable financial covenants in our senior debt agreements, and have disclosed that we were in compliance with all covenants as of May 31, 2007.
31.	Please expand to discuss the “certain limits” on capital spending imposed on you by your credit facilities. If these spending limits impact your business strategy of expanding your capacity to produce zinc oxide and increase the volume of EAF dust that you process, please revise the risk factor on page 12 accordingly.
     In response to the Staff’s comment, we have added detail to pages 34—35 of the prospectus regarding the limits on capital spending to which the Company is subject under the Company’s outstanding credit facilities. The Company does not believe that these spending limits will have an impact on its business strategy of expanding its zinc production and EAF dust recycling capacity.
32.	The first time you discuss the October 2006 special dividend, please be sure to disclose the material terms of this dividend and explain the reasons for the dividend. We note, for example, that your named executive officers received bonus compensation and that Sun Capital received certain payments in connection with the special dividend.
     We have added disclosure on page 34 of the prospectus to disclose the materials terms of the dividend and explain the reasons for the dividend.
Contractual Obligations and Commercial Commitments, page 35
33.	Please confirm to us that you have no obligations relating to executive compensation, or amend your chart to include them.
     In response to the Staff’s comment, we have added a separate line to the table on page 35 of the prospectus to reflect obligations relating to executive compensation.
34.	Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.
     We have added the requested disclosure in response to the Staff’s comment. See page 35 of the prospectus.
Business, page 43

Securities and Exchange Commission
June 6, 2007

Our History, page 46
35.	Provide further details regarding your relationship and history with Sun Capital and HII. We note Sun Capital’s control of your board; Sun Capital’s beneficial holdings in your securities, and the prior management services agreement with Sun Capital. Also, please identify the affiliate of Sun Capital that purchased substantially all of HII’s operating assets and assumed certain of HII’s liabilities in a U.S. Bankruptcy Court-approved asset sale in December 2003. Further, in this regard, explain the relationship between this affiliate and Sun Capital, as well as its relationship with HII. For instance, explain how the affiliate became aware of HII’s asset sale.
     The Company repurchased all of the remaining shares of its common stock and warrants held by Sun Capital on May 8, 2007. Three of the four affiliates of Sun Capital that were serving on our board resigned as directors on May 11, 2007, and therefore our board is no longer controlled by affiliates of Sun Capital. We have provided significant disclosure regarding Sun Capital’s purchase of and relationship with the Company, primarily in the sections entitled “Business — Our History,” “Management” and “Certain Relationships and Related Transactions.” We have added disclosure to identify the affiliate of Sun Capital that purchased HII’s assets in 2003, and that affiliate’s relationship to Sun Capital on page 46 of the prospectus. Because Sun Capital is no longer affiliated with or controls the Company, we do not believe that further information regarding Sun Capital would be material to an investment decision regarding the Company.
Customers, page 51
36.	We note your discussion of principal customers. Please confirm whether one or more of your segments has sales to any customers that in the aggregate amount to 10% or more of your consolidated revenues. We note your disclosure in your risk factors that no one customer accounted for more than 10% of your 2006 sales.
     We respectfully advise the Staff that the Company has only one reporting segment and that the Company does not have sales to any customers that in the aggregate amount to 10% or more of the Company’s consolidated revenues. We have revised the disclosure on page 51 of the prospectus in response to the Staff’s comment.
37.	Please advise us of whether you have any sales contracts that last for more than one year. For instance, we note that you typically enter into multi-year service contracts with steel mini-mills to recycle their EAF dust. As such, it appears that backlog disclosure would be required for these contracts, and any others, that may extend for a year or more. Please provide such backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K or tell us why you feel it is not appropriate.
     The Company respectfully submits that disclosure with respect to backlog would not be helpful, and may be misleading, to investors. The Company’s EAF dust recycling contracts do not include firm orders, and the volume of EAF dust recycled in any given period is subject to change based on customer production. The Company believes that investors may misinterpret

Securities and Exchange Commission
June 6, 2007

estimates of backlog as representing firm commitments from customers and thus as indicative of the Company’s future revenues. As a result, the Company has not included backlog figures in the prospectus.
Legal Proceedings, page 56
38.	We note that pursuant to a Consent Order and Agreement you entered into with PADEP, you are obligated to undertake certain corrective action related to the resolution of fugitive emission violations at your Monaca facility. Please describe the corrective action that you are obligated to undertake.
     We have added the requested disclosure to the prospectus in response to the Staff’s comment. See page 56 of the prospectus.
Management, page 57
39.	Revise the biographical sketches as necessary to eliminate any gaps or ambiguities regarding time and all offices held during the five year periods. Examples include the sketches you provide for Messrs. Hensler and McConvery.
     We have revised the biographical sketches to eliminate any gaps regarding time and to describe all offices held during the most recent five years.
40.	We note that a majority of your board is affiliated with Sun Capital. Please disclose any arrangement or understanding between your directors and Sun Capital to which the directors were to be selected as director. See Item 401(a) of Regulation S-K.
     Three of the four affiliates of Sun Capital who were directors resigned on May 11, 2007, and Sun Capital affiliates no longer constitute a majority of our board. Therefore, we have not revised our disclosure to describe any arrangements pursuant to which they were selected as a director. The remaining Sun Capital affiliate, Clarence Terry, was elected pursuant to a Stockholders Agreement in which all of our pre-November 20, 2006 stockholders agreed to grant Sun Capital a proxy to vote their shares for the election of directors. Since an affiliate of Sun Capital is no longer our controlling stockholder and the Stockholders Agreement is no longer effective, Mr. Terry’s service is no longer required pursuant to arrangements between the directors and Sun Capital. As a result, we have not disclosed in the management section that Clarence Terry was elected pursuant to this proxy.
Committees of the Board, page 59
41.	When known, revise to include all necessary corporate governance disclosure pursuant to Item 407(a) of Regulation S-K. For example, please identify each independent director or nominee and any audit, nominating and compensation committee members that are not independent. Also, please clearly disclose the people performing similar functions in lieu of any committees. See Section V.D. of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

Securities and Exchange Commission
June 6, 2007

     Since April 13, 2007, the Company has added the corporate governance functions required by NASDAQ and we have revised the prospectus to include all of the disclosure required by Item 407(a) of Regulation S-K. See the added disclosure on pages 59—60 of the prospectus.
Further, in this regard, please discuss the reasons for not having an audit committee considering the size of the company. Also, address who will perform the audit committee functions if there is not one. Lastly, please advise us of your consideration of adding a risk factor to identify the risks of not having an audit committee.
     The Company’s board of directors established an audit committee on May 14, 2007. We have included disclosure regarding the audit committee on page 59 of the prospectus.
42.	We note that you have six members on your board of directors, and that four of them may resign. Please discuss whether those four will be replaced with independent directors. If not, please advise us of your consideration of adding a risk factor to address the risks of having a six member board of directors with only one independent director.
     Since April 13, 2007, three of the Company’s board members (each of whom was affiliated with Sun Capital) have resigned as members of the Company’s board. The Company has added two new directors, and the board has determined that Messrs. van Roden, John and Rosenberger are independent. See the revised disclosure on pages 57—60 of the prospectus.
Compensation Discussion and Analysis, page 60
43.	While you state that you have not engaged in the benchmarking of executive compensation, we note your disclosure that you have sought to achieve an overall compensation program that is generally competitive with the median of the market place, that you considered market data on similar positions with competitive companies in establishing the 2006 salaries of the executive officers, and that increases in salary are based in part on levels of compensation for executives of comparable companies owned and managed by Sun Capital affiliates. Please identify the companies to which you have compared your policies, including a description of the types of comparable companies owned and managed by Sun Capital affiliates.
     Since our board is no longer controlled by persons affiliated with Sun Capital, we have disclosed what we expect will be the board’s procedures in the future for evaluating compensation relative to competitive companies. We have specifically identified the companies that we expect our board to use in benchmarking the Company’s executive compensation.
44.	We note that a large proportion of the compensation paid in 2006 to the named executive officers, in the form of one-time cash bonuses and amendment and cancellation of options, was in connection with the November private placement. Please expand your compensation discussion and analysis to discuss why the Company chose to pay each element of compensation and how the company determined the amount of each element to

Securities and Exchange Commission
June 6, 2007

pay. Discuss how each compensation element and the company’s decisions regarding that element fit into the company’s overall compensation objectives and affect decisions regarding other elements. See Items 402(b)(1)(iv) — (vi) of Regulation S-K.
     We have revised the disclosure on pages 61—64 to discuss why the Company chose to pay each element of compensation and how the Company determined the amount of each element of compensation to pay, and how each element of compensation fits into the Company’s overall compensation objectives.
45. In addition, please discuss:
•	how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual contribution to specific items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account;

•	the factors considered in decisions to increase or decrease compensation materially; and

•	how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation.
     See Items 402(b)(1)(vii)- (x) of Regulation S-K.
     We have expanded our disclosure in the Compensation Disclosure and Analysis section to discuss the items set forth in Item 402(b)(1)(vii)-(x) of Regulation S-K. See pages 61—64 of the prospectus.
46.	We note your disclosure in footnote 1 of the summary compensation table. As this disclosure does not account for material amounts of the compensation set forth in the “bonus” column, please expand to disclose the other elements of the bonuses paid to the named executive officers.
     We have revised the disclosure in footnote 1 of the summary compensation table to disclose all amounts of the compensation set forth in the bonus column. See page 65 of the prospectus.
47.	Please revise your disclosure to clarify on an individual basis versus an aggregate basis, the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. We may have additional comments on whether you have met the standard for treating the information confidentially. Please refer generally to Item 402(b)(2)(ix) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
June 6, 2007

     We have revised the disclosure on pages 62—63 of the prospectus to disclose our 2006 bonus plan target levels and performance goals for each named executive officer.
48.	Giving consideration to the aforementioned comment, if you have established targets with respect to individual and aggregate bonus amounts for fiscal 2007, please disclose these as well. Alternatively, tell us how you would be competitively harmed, as in our comment above, and include disclosure that explains how difficult it will be for the executives to achieve the undisclosed target levels.
     We have revised the disclosure on pages 62—63 of the prospectus to disclose our 2007 bonus plan target levels and performance goals for each named executive officer.
Long-term Incentive Awards, page 61
49.	Please provide further details regarding your long-term incentive awards. For instance, better describe how the amounts will be determined, when they will be issued, and on what basis they will be awarded.
     We have revised the disclosure on pages 63—64 of the prospectus to disclose the Company’s plans for future grants of equity awards.
Other Programs, page 62
50.	We note that you have provided one-time bonuses to your executive officers and cancelled for a cash payment options held by such executive officers, in order to provide incentives to and reward our executive officers upon completion of certain material corporate events. Please describe what constitutes a material corporate event.
     We have revised the disclosure on page 64 of the prospectus to disclose that events such as refinancings, restructurings and public offerings constitute material corporate events.
Certain Relationships and Related Party Transactions, page 79
51.	Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm’s length negotiations with unaffiliated third parties. Also, discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.
     We have added disclosure to pages 96 and 97 to the prospectus indicating, where applicable, that the Company believes that the arrangements disclosed were on terms at least as favorable as it could have obtained through arm’s length negotiations. The Company believes that disclosure of the type requested would be appropriate with respect to some, but not all, of the transactions described in the “Certain Relationships and Related Transactions” section of the prospectus. For example, the Company believes that the dividend payments by their very nature are not arms-length transactions, and that therefore disclosure to that effect would not be meaningful to investors. In addition, the arrangements entered into in connection with the

Securities and Exchange Commission
June 6, 2007

acquisition of the Company’s business by Sun Capital were, when viewed together, made on an arms-length basis but may not on an individual basis be comparable to alternative arrangements the Company may have made with unaffiliated third parties. In response to the Staff’s comment, we also advise the Staff that the Company intends to refer situations involving future potential conflicts of interest to the audit committee of the Company’s board of directors. We have also added disclosure to page 94 of the prospectus that describes the audit committee’s policies and procedures with respect to reviewing related party transactions and addressing potential conflicts of interest.
52.	Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.
     We have revised the disclosure on page 94 to disclose that our audit committee will be responsible for approving related party transactions, which disclosure sets forth the material features of these policies and procedures.
     Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See 404(b) of Regulation S-K.
     Prior to May 14, 2007, our board did not have a formal policy or procedure pursuant to which they reviewed related party transactions. None of the transactions described in “Certain Relationships and Related Transactions” section were reviewed according to our board’s current policy. Prior to May 14, 2007, our board reviewed all transactions to determine what was in the best interest of our stockholders. We have revised the disclosure on page 94 to make this clear.
Plan of Distribution, page 89
53.	We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.
     In Telephone Interpretation A.65, an issuer was advised that selling stockholders may not engage in short sales prior to the effectiveness of the prospectus on which their shares are being registered, since the shares underlying the short sale are deemed to be sold when the short sale is made, which therefore is a violation of Section 5 of the Securities Act. Consistent with this Interpretation, the prospectus provides, on page 106, that selling stockholders may not engage in short sales prior to the effectiveness of the prospectus.
Financial Statements
     General

Securities and Exchange Commission
June 6, 2007

54. Please update your financial statements to comply with Rule 3-12 of Regulation S-X.
     In response to the Staff’s comment, we have added to the prospectus the Company’s unaudited financial statements as of and for the three months ended March 31, 2007 and 2006.
Consolidated Statements of Operations, page F-4
55.	We note that you present measures of gross profit that exclude depreciation expense. Please understand that the accommodation outlined in SAB Topic 11:B, pertaining to costs of sales, does not extend to measures of gross profit, which if presented must be shown on a GAAP basis. Therefore, please either reposition depreciation expense that would be appropriately attributed to costs of sales above the gross profit metrics, and recalculate those measures, or eliminate the gross profit line altogether. Please make similar revisions to your gross profit measures disclosed on pages 8 and 25. If you wish to present the non-GAAP measure elsewhere in the filing, you should be prepared to demonstrate compliance with Item 10(e) of Regulation S-K.
     In response to the Staff’s comment, we have revised the disclosure on pages 6, 21 and F-15 of the prospectus. We have eliminated the “Gross profits” line and inserted a “Total costs and expenses” line to disclose the total of cost of sales, depreciation and selling, general and administrative expenses.
Note B — Summary of Significant Accounting Policies page F- 7.
Shipping and Handling Fees and Costs, Page F-8
56.	We note your disclosure stating that you record shipping and handling costs as a reduction of revenues, which is contrary to the guidance in paragraph 7 of EITF 00-10. Please correct your financial statements and accounting policy to reflect such costs in an expense line item. If your shipping and handling costs are significant to your gross profit, they should be included in your cost of sales. Refer to paragraphs 6 to 8 of EITF 00-10 if you require further guidance. Please make similar revision to your disclosure on page 28.
     In response to the Staff’s comment, we have revised the disclosure on pages 6, 21 and F-15 of the prospectus. Cost of sales has been adjusted to include shipping and handling costs, and Net sales has been adjusted to remove the reduction noted in the Staff’s comment. The disclosures as to the components of net sales on pages 6, 21, 23, 25, 29—32, F-15 and F-19 of the prospectus have been correspondingly adjusted.
     We respectfully submit to the Staff that review of EITF 00-10 provides guidance for classification of shipping costs incurred to physically move product from the seller’s place of business to the buyer’s designated location (“shipping” as defined in paragraph 7 of EITF 00-10) which we have applied as noted above. We respectfully advise the Staff that revenue associated with service fees relating to EAF dust is unique in that it is earned as product is shipped from the customer to the Company and thus not specifically addressed in EITF 00-10. The Company respectfully maintains the position that costs incurred to move EAF dust from the customer is a component of revenue and should be included as an offset.

Securities and Exchange Commission
June 6, 2007

Inventories, page F-8
57.	We understand from your disclosure that when reviewing inventory for the lower of cost or market, you consider decreases in the LME zinc price that occur subsequent to the end of the year. Tell us the extent to which your results of operations have been impacted each period for LCM adjustments attributable to price declines occurring after year end, before publishing your financial statements, and explain why you believe this approach does not result in out-of-period impairment recognition (i.e. misalignment of actual impairment and recognition in the periodic reports). Also tell us the extent to which you have considered increases in the LME zinc price subsequent to the end of the year in conducting your inventory reviews, and explain your rationale for either including or excluding these observations in your impairment determinations.
     In response to the Staff’s comment, we have revised the disclosure on F-18 of the prospectus. We respectfully advise the Staff that the Company does not make any adjustments to its results of operations for LCM adjustments attributable to price changes occurring after the end of the year for the periods presented. The Company uses the LME zinc price on the balance sheet date to determine if LCM adjustments are required. The Company considers changes in the LME zinc price subsequent to the end of the year only to determine if disclosure of such changes in the LME zinc price is warranted.
Note L — Related Party Transactions, page F-19
58.	We note you disclosure indicating that your annual fee for financial and management services was based on a computation of EBITDA, which you defined as the sum of net income, interest expense, income taxes, depreciation and amortization plus or minus certain extraordinary, nonrecurring and non-cash transactions. The term EBITDA is defined in Item 10(e)(1)(ii)(A) of Regulation S-K as earnings before interest, taxes, depreciation and amortization.

Please expand your disclosure to clarify, if true, that the metric you have characterized as EBIDTA in computing fees payable, while consistent with your contractual arrangement, reflect adjustments beyond those represented in the acronym. Otherwise, refer to Question 14 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” located on the SEC website at the following-address, and change your labeling to a term that is more descriptive of your non-GAAP measure.
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#eb t

Securities and Exchange Commission
June 6, 2007

     In response to the Staff’s comment, we have revised the disclosure on page F-30 of the prospectus. We respectfully advise the Staff the Company computes EBITDA consistent with the definition of EBITDA in Item 10(e)(1)(ii)(A) and that the management service agreement provides that the base for calculating management services fees is an amount equal to EBITDA plus or minus applicable adjustments set forth in the agreement.
Note R — Subsequent Events, -page F-25
59.	We note you disclose that if you do not receive FERC authorization by May 31, 2007, you will redeem all common shares sold in the April 12, 2007 private placement. Please address the presentation of the related amounts when updating your financial statements sufficiently to understand the basis for your conclusions in applying the guidance in EITF D-98 and SFAS 150, specifically relating to the possible need for redemption upon the occurrence of events that are outside of your control, until the contingency terminates.
     In response to the Staff’s comment, we have revised the disclosure on page F-36 of the prospectus. We respectfully advise the Staff that the Company received FERC authorization on May 8, 2007 and has completed the repurchase of the subject shares and the redemption of the subject warrants.
Undertakings
60. Please provide all applicable undertakings pursuant to Item 512 of Regulation S-K.
     We have revised Item 17 to provide all of the applicable undertakings required by Item 512 of Regulation S-K.
     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.
Sincerely,
/s/ James S. Rowe
James S. Rowe

cc:	James M. Hensler
Robert D. Scherich
Ali Alavi
Horsehead Holding Corp.